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                               December 30, 2020

       Martin A. Kropelnicki
       President and Chief Executive Officer
       CALIFORNIA WATER SERVICE GROUP
       1720 North First Street
       San Jose, CA 95112

                                                        Re: CALIFORNIA WATER
SERVICE GROUP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-13883

       Dear Mr. Kropelnicki:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       General

   1. We note your disclosure in Exhibit 4.21 regarding your forum selection provision that identifies a state
court located within the State of Delaware (or, if no state court located within the State of
Delaware has jurisdiction, the federal district court for the District of
                                                        Delaware) as the
exclusive forum for certain litigation, including any    derivative action.
                                                        We also note your
disclosure on page 6 of your Form S-3ASR filed October 31, 2019 that such exclusive forum
provision does not apply to suits brought to enforce any liability or duty created by the
Securities Act or the Exchange Act. Please provide such disclosure regarding the provision
  s limited applicability in future Exchange Act reports.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Martin A. Kropelnicki
CALIFORNIA WATER SERVICE GROUP
December 30, 2020
Page 2

       You may contact Sondra Snyder at (202) 551-3332 or Gus Rodriguez, Accounting
Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameMartin A. Kropelnicki   Sincerely,
Comapany NameCALIFORNIA WATER SERVICE GROUP
                                          Division of Corporation Finance
December 30, 2020 Page 2                  Office of Energy & Transportation
FirstName LastName